Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Gold X2 Mining Inc. (the “Company”)

450 Commerce Place, 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

February 26, 2026

ITEM 3.	NEWS RELEASE

Issued on February 26, 2026 and distributed through the facilities of Newsfile Corp.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it closed the second and final tranche (the “Second Tranche”) of its non-brokered private placement (the “Private Placement”).

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it closed the Second Tranche of the Private Placement as previously announced in the Company’s news releases dated January 27, 2026 and February 19, 2026.

In connection with the Second Tranche, Gold X2 issued 58,992,945 charity flow-through common shares of the Company (each, a “Charity FT Share”) at a price of $1.233 per Charity FT Share for gross proceeds of $72,738,307. With the Second Tranche closing, the Company has raised total gross proceeds of $115,898,306 in the Private Placement.

The gross proceeds from the sale of the Charity FT Shares in the Second Tranche will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project in Thunder Bay which will qualify as “Canadian exploration expenses” and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenses”). $9,450,000 in Qualifying Expenses will be incurred and renounced by Gold X2 to the subscribers of the Charity FT Shares in the Second Tranche effective as at September 15, 2026, and $63,288,300 in Qualifying Expenses will be incurred and renounced by Gold X2 to the subscribers of the Charity FT Shares in the Second Tranche effective as at December 31, 2026.

In connection with their strategic investment, AngloGold Ashanti will acquire an aggregate of 58,992,945 common shares, representing approximately 9.9% of the issued and outstanding common shares in the Company following closing of the Private Placement.

All securities issued pursuant to the Second Tranche will be subject to a statutory hold period of four months plus one day from the date of issuance, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada. No finder’s fees were paid in connection with the Second Tranche.

None of the securities sold in connection with the Second Tranche have been and will not be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Second Tranche and the Private Placement are subject to final approval of the TSX Venture Exchange.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Michael Henrichsen, President, Chief Executive Officer and Director
Telephone:	(604) 404-4335

ITEM 9.	DATE OF REPORT

March 2, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this material change report, forward-looking statements relate to, among other things, statements that regarding the use of proceeds from the sale of Charity FT Shares to advance exploration and resource expansion activities at the Moss Gold Project; and the incurrence and renunciation of Qualifying Expenses to subscribers effective as at September 15, 2026 and December 31, 2026. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements herein, Gold X2 has relied on certain assumptions that it believes are reasonable at this time, including assumptions that the proceeds from the Private Placement will be used as intended; and that the Qualifying Expenses will be incurred and renounced as planned. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: that the proceeds from the Second Tranche may not be used as intended; that the Qualifying Expenses may not be incurred or renounced as planned; other risk factors as detailed from time to time and additional risks identified in Gold X2’s filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca). Gold X2 expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.